October 6, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:  Pamela Long, Assistant Director

Re: Karnet Capital Corp.
    Registration Statement on Form S-1
    Filed July 30, 2014
    File No. 333-197724

Ladies and Gentlemen:

This letter sets forth the responses ofKarnet Capital Corp. ("Company") to the comments of the reviewing Staff of the Securities and Exchange Commission (the "Staff") in connection with the above referenced filing as set forth in the comment letter of August 25, 2014.

Responses:

General

1. The Company is not a "blank check company" as defined in SEC Rule 419(a)(2) as the Company is specifically in the business of selling food waste disposal units in Russia. The definition of "blank check company" under SEC Rule 419 in part means a company that "is a development stage company that has no specific business plan or purpose ..." .

2. Enclosed are copies of all written communications that we will present to potential investors.

Calculation of Registration Fee

3. The Registration Statement has been revised to revise footnote 2 to reflect that the registration fee has been calculated in accordance with Rule 457(o) of Regulation C.

Prospectus Cover Page

4. The cover page of the Registration Statement has been revised to be limited to one page. Additionally, prospectus disclosures have been revised to remove duplications.

5. The cover page of the Registration Statement has been revised to include anticipated net proceeds from our offering assuming the sale of 25%, 50% and 75% of the shares we are offering.
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Prospectus Summary

6.   The prospectus summary has been revised to correct inconsistencies.

Summary Financial Information

7.   We have corrected "Summary Financial Information" page 5.

Risk Factors

8.   The risk factor on page 8 has been revised accordingly.

9. The risk factor on page 10 and the Non-Cumulative Voting have been revised accordingly.

10.  The risk factor on page 11 has been revised accordingly.

Use of Proceeds

11.  Use of Proceeds section has been revised.

12. The statement has been removed accordingly with regards to seasonality of the product. Dilution

13. The dilution disclosure has been corrected to 15,000,000 shares outstanding.

14.  The document has been revised, corrections has been made.

Management's Discussion and Analysis or Plan of Operation

15.  The statement has been removed accordingly.

12 Month Plan of Operations

16.  We have revised our disclosure.
17.  We have revised our disclosure.
18.  We have revised our disclosure.
19.  We have revised our disclosure.
20.  We have revised our disclosure.
21.  We have revised our disclosure.

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
Liquidity and Capital Resources

22.  We have revised our statement.

Description of Business

23. The document has been revised to include description of our distributor, Kalynka 25. And details of number of locations information of that contract have been added.

Freight and Storage

24.  We have revised our disclosure.

Contracts

25. We have extended our disclosure to discuss time restriction, penalties and minimum order requirements of products under the contract. New contract has been filled.

26.  The section has been revised to ensure terms are consistent.

27.  Risk factor has been added.

Distributor Channel

28.  The references to third party websites have been removed.

Competition

29.  We have revised our disclosure.

Government Regulations

30.  Disclosure was removed.

Directors, Executive Officer, Promoter and Control Persons

31. Mr. Chuiko's work experience has been disclosed, qualifications and skill have been added.

Certain Relationships and Related Transactions

32.  The document has been revised, correction have been made.

33.  We have revised our statement.

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
Plan of Distribution, Terms of Offering

34.  We have revised our statement. Copies of materials have been included.

Procedures for Subscribing

35.  Subscription agreement has been filed.

Stock Transfer Agent

36.  We have revised our statement.

The Company acknowledges that:

     * should the Commission or the staff, acting pursuant to delegated authority, declare thefiling effective, it does not foreclose the Commission from taking any action with respectto the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, indeclaring the filing effective, does not relieve the company from its full responsibility forthe adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as adefense in any proceeding initiated by the Commission or any person under the federalsecurities laws of the United States.

Very Truly Yours,


/s/ Aleksandr Chuiko
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Aleksandr Chuiko
President